July 31, 2018

VIA EDGAR
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: David L. Orlic

RE:	Grosvenor Registered Multi-Strategy Fund (W), LLC
(File Nos. 333-211728 and 811-22857)
Post-Effective Amendment No. 3 to Registration Statement under the Securities Act of 1933; Amendment No. 11 to Registration Statement under the Investment Company Act of 1940

Grosvenor Registered Multi-Strategy Fund (TI 1), LLC
(File Nos. 333-211729 and 811-22352)
Post-Effective Amendment No. 3 to Registration Statement under the Securities Act of 1933; Amendment No. 11 to Registration Statement under the Investment Company Act of 1940

Grosvenor Registered Multi-Strategy Fund (TI 2), LLC
(File Nos. 333-211733 and 811-22353)
Post-Effective Amendment No. 4 to Registration Statement under the Securities Act of 1933; Amendment No. 13 to Registration Statement under the Investment Company Act of 1940

Dear Mr. Orlic:
This letter is in response to additional comments (“Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) conveyed by telephone on July 31, 2018, with respect to the registration statements (each a “Registration Statement”) filed under the Securities Act of 1933, as amended (the “1933 Act”), and under the Investment Company Act of 1940, as amended, by Grosvenor Registered Multi-Strategy Fund (W), LLC, Grosvenor Registered Multi-Strategy Fund (TI 1), LLC and Grosvenor Registered Multi-Strategy Fund (TI 2), LLC (each, a “Registrant” and collectively, the “Registrants”).
This letter responds to the Staff’s request for additional information regarding additional comments relating to the Registrants’ Registration Statements that were addressed in a letter to the staff dated July 31, 2018 (the “Second Response Letter”).  Changes in response to the Staff’s additional Comments as described below will be made in the Registrants’ definitive forms of Registration Statements, which will be filed pursuant to Rule 497(c) under the 1933 Act.
We have, for the convenience of the Staff, repeated below the additional Comments followed by the Registrants’ responses. Defined terms not defined herein have the same meanings as used in the Registration Statements.
1.
In the Second Response Letter, the Staff noted that in Appendix A to the TI 1 Fund’s Registration Statement, the disclosure states that “The returns do not include any upfront sales load that may be charged by an investor’s financial intermediary and if included, the maximum 1.25% upfront sales load would reduce the performance presented.”  The Staff believed that sales loads should be reflected in the annualized return table.  In response to the Staff’s additional Comment, the Registrants agreed to remove the annualized return tables from their Registration Statements.

U.S. Securities and Exchange Commission
July 31, 2018
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The Staff now states that, per Rule 482 of the 1933 Act, monthly returns cannot be shown without annualized returns. In support of its position, the Staff argues that even though Rule 482 does not address performance in the context of a closed-end management investment company, they believe that a closed-end management investment company should show performance in the same manner in which performance would be shown for an open-end management investment company. Therefore, the Staff requests that the Registrants either: (1) remove the entire appendix; (2) include a monthly return table with an annualized return table which reflects sales loads; or (3) include a monthly return table and two annualized return tables, one which shows performance net of sales loads and one which shows performance gross of sales loads.
Response:          In response to the Staff’s additional Comment, each Registrant will remove the performance appendix from its Registration Statement.
2.
In the Second Response Letter, the Staff noted that in Appendix A, the disclosure states that: “Returns are net of management fees and expenses, and also reflect the fees and expenses borne by the Master Fund as an investor in underlying Investment Funds.”  The Staff asked the Registrants to consider clarifying this disclosure to state that returns reflect all fees and expenses borne by the Master Fund and the Fund. The Registrants respectfully declined to make any changes in response to this comment.

The Staff now reiterates this comment.
Response:          In response to the Staff’s first additional Comment, above, each Registrant has agreed to remove the performance appendix from its Registration Statement.  Therefore, no changes are necessary in response to this comment.
Thank you for your attention to these matters. If you have any questions regarding these responses, please feel free to call me at (617) 951-9053 or George Zornada at (617) 261-3231.

Sincerely,

/s/ Abigail P. Hemnes

Abigail P. Hemnes